PW

11021714

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-23411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

MAR 22 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

E Magnus Oppenheim & Co. Inc.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 38th Street 7th Floor
(No. and Street)

New York (City) NEW York (state) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E Magnus Oppenheim (212) 983-1818
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3763 Quakerbridge Rd PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I E. Magnus Oppenheim swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E Magnus Oppenheim & Co., Inc. as of December 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LONETTE D. DURRANT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DU6186105
Qualified In Kings County
My Commission Expires April 28, 2012

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. Magnus Oppenheim & Co. Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2010

E. MAGNUS OPPENHEIM & CO. INC.

FINANCIAL HIGHLIGHTS
December 31, 2010

		2010
NET INCOME	$	22,903
NET WORTH		204,373
CASH AND CASH EQUIVALENTS		147,504
CURRENT RATIO	5.8 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

To the Stockholders of
E. Magnus Oppenheim & Co. Inc.

I have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co. Inc. as of December 31, 2010, and the related statement of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co. Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 14, 2011

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current Assets		
Cash	$	132,499
Advisory fees receivable		57,702
Total Current Assets		190,201
Other Assets		
Restricted cash		15,005
Investment		23,730
Security deposit		8,120
Total Assets	$	237,056

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	12,683
Accrued expenses		20,000
Total Current Liabilities		32,683
Total Liabilities		32,683
Stockholders' Equity		
Common stock, $1 Par Value, 200 shares authorized, 50 shares issued and outstanding		50
Accumulated other comprehensive income		2,130
Retained earnings		202,193
		204,373
Total Liabilities and Members' Equity	$	237,056

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUES		
Advisory fees	$	350,690
Commissions, net of clearing fees		261,141
Interest income		71
		611,902
OPERATING EXPENSES		
Officers compensation		80,829
Employee compensation		236,004
Payroll and other taxes		33,006
Insurance		26,988
Advertising and promotion		14,984
Rent		36,800
Professional fees		47,135
Custodial fees		19,981
Office expense		24,848
Regulatory fees		1,050
Contributions		6,225
Travel		20,369
Management fee		55,852
		604,071
Income From Operations		7,831
Other Income		11,162
		18,993
Other Comprehensive Income		
Unrealized gain on comon stock		3,910
Net Income	$	22,903

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2010

Subordinated Liabilities at December 31, 2009	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2010	$	-

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2010

	Common Stock			Accumulated				
	Number of Shares		Amount	Other Comprehensive Income		Retained Earnings		Total
Balance at December 31, 2009	50	$	50	(1,780)	$	264,033	$	262,303
Current year activity	-		-	3,910		-		3,910
Net Income	-		-	-		18,993		18,993
Distribution	-		-	-		(80,833)		(80,333)
Balance at December 31, 2010	50	$	50	$ 2,130	$	202,193	$	204,873

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	22,903
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Unrealized gain on investment		(3,910)
(Increase) Decrease in:		
Receivables		47,894
Increase (Decrease) in:		
Accounts payable and accrued expenses		5,959
Net cash provided by operating activities		72,846
Cash Flows From Investing Activities		
Liquidation of partnership interest		80,833
Net cash provided by investing activities		80,833
Cash Flows From Financing Activities		
Distributions		(80,833)
Net cash used in financing activities		(80,833)
Net increase in cash		72,846
Cash and cash equivalents at Beginning of Year		74,658
Cash and cash equivalents at End of Year	$	147,504
Supplemental Disclosures		
Cash paid for income taxes	$	- 0 -
Cash paid for interest	$	- 0 -

See accompanying notes.

NOTE 1. NATURE OF BUSINESS

E. Magnus Oppenheim & Co. Inc.(the Company) is a New York corporation conducting business as an investment advisor and a securities broker dealer, registered with the Securities and Exchange Commission and is a member of FINRA and SIPC.

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2010.

Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2010 and believes they are all collectible. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from advisory fees and commissions in the period earned, that is when the transaction has been completed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Organization has evaluated subsequent events through March 14, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130") as amended, that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income.

Note 3. MARKETABLE SECURITIES

Investments are presented in the financial statements at market value and is considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of common stock held. The following is a summary of investments at December 31, 2010:

Common Stock - Level 1 Input	Fair Value
1,000 shares NASDAQ Stock, cost $21,600	$23,730

Note 4. Concentrations and Economic Dependency

A significant amount of the Company's advisory fees and commission income is generated through the E.M.O. Sterling Return Fund L.P.

Note 5. Related Party Transactions

The Company is an investment manager to the E.M.O. Sterling Return Fund L.P. which is an investment fund whose general partner is E.M.O. Asset Management Inc. The investment fund has a third party bank custodian of all assets, a fund accountant and an independent certified public accountant to monitor its activities and resultant asset values.

The Company earned $193,577 in advisory fees during the year. Accounts receivable from the fund at December 31, 2010 was $48,022.

The Company paid its principal shareholder a management fee during the year in the amount of $55,852 in addition to a salary in the amount of $80,829.

On June 30, 2010 the Company distributed 384.830 shares of E.M.O. Sterling Return LT Fund, LLP to its principal shareholder. The Company valued these shares at the time of the distribution at $80,833. The actual value of the shares at June 30, 2010 was $75, 273. No gain or loss was recognized by the Company as it was considered a return of capital.

Note 6. Lease

The Company leases office space from an affiliated company E.O. & R.O. LLC under a subleasing arrangement. There is no written agreement between the parties. The Company's sole shareholder has executed the lease on behalf of E.O. & R.O. LLC.

Rent paid to E,O. & R.O. LLC during the year totaled $36,800.

NOTE 7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $200,814., which was $195,814. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 6.1 to 1.

Note 8. Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 9. Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2010 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

To the Member of
E. Magnus Oppenheim & Co. Inc.

I have audited the financial statements of E. Magnus Oppenheim & Co. Inc. as of December 31, 2010 and have issued my report thereon dated March 14, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 14, 2011

E. MAGNUS OPPENHEIM & CO. INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2010

Pursuant to rule 15c 3-3 relating to possession or control requirements, E. Magnus Oppenheim & Co. Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2010 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(I) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 is $5,000..

E. MAGNUS OPPENHEIM & CO. INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

NET CAPITAL

Common stock	$	50
Accumulated other comprehensive income		2,130
Retained earnings		202,193
Total Credits		204,373

Debits

Haircuts - stocks		3,560
Total Debits		3,560
NET CAPITAL	$	200,814

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		2,177
Minimum capital requirement		5,000
Net capital in excess of requirements	$	195,814

Ratio of Aggregate Indebtedness to Net Capital — 6.1 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	156,732
Net Capital, per above		227,694
Difference	$	(70,962)

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$32,683
Corporate income tax payable	-
Total Aggregate Indebtedness	$32,683

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by E. Magnus Oppenheim & Co. Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-1197

E. MAGNUS OPPENHEIM & CO. INC.

Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended December 31, 2010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by E. Magnus Oppenheim & Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating E. Magnus Oppenheim & Co. Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). E. Magnus Oppenheim & Co. Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 14, 2011

E. MAGNUS OPPENHEIM & CO. INC.
SIPC Transitional Assessment Reconcilaition
December 31, 2010

General Assessment Calculation

Total Revenue	$	611,902
Revenue exempt from assessment		(71)
Rate		0.0025
General Assessment Due		1,529.76
Less Payments: SIPC 6		(119.31)
Plus: Interest		
Remaining Assessment Due		1,410.45
Paid with SIPC 7		(348.38)
Balance Due		1,062.07